Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December 31,
(unaudited)	2011		2010	2009	2008		2007
Earnings:
Income from continuing operations before income taxes	$78,951		$(68,356)	$(341,067)	$123,372		$140,499
Fixed charges	59,608		50,725	37,403	33,525		33,216

Earnings	$138,559		$(17,631)	$(303,664)	$156,897		$173,715

Fixed charges:
Rental expense	$5,722		$4,254	$4,454	$6,759		$5,800
Interest expense	53,886		46,471	32,949	26,766		27,416

Fixed charges	$59,608		$50,725	$37,403	$33,525		$33,216

Ratio of earnings to fixed charges	2.3	x	(a )	(a )	4.7	x	5.2	x

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2010 and December 31, 2009 by $33.1 million and $266.3 million, respectively.